United States securities and exchange commission logo





                          April 22, 2021

       Scott Dunbar
       Acting Chief Executive Officer
       Second Sight Medical Products, Inc.
       13170 Telfair Ave
       Sylmar, California 91342

                                                        Re: Second Sight
Medical Products, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed April 16,
2021
                                                            File No. 333-255267

       Dear Mr. Dunbar:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Alan
Campbell at 202-551-4224 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Aaron A. Grunfeld, Esq.